RCM Technologies, Inc.
2500 McClellan Avenue
Pennsauken, NJ 08109
Tel:  856.356.4569
Fax: 856.356.4570
kevin.miller@rcmt.com
www.rcmt.com

Kevin Miller
Chief Financial Officer

June 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      RCM Technologies, Inc.
File No. 1-10245

Dear Sir or Madam:

This letter is to confirm that, as discussed with members of the staff of the United States Securities and Exchange Commission, RCM Technologies, Inc. (the “Company”) will include, in the table of Outstanding Equity Awards at Fiscal Year-End included in the Company’s proxy statement for its annual meeting of shareholders to be held in 2013, the vesting dates of the option or stock awards held at fiscal-year end by footnote to the appropriate column where the outstanding award is reported.

Thank you. If you have any further questions or comments, please address them to the undersigned at (856) 356-4569.

Sincerely,

RCM TECHNOLOGIES, INC.

By:       /s/ Kevin D. Miller
Kevin D. Miller
Chief Financial Officer, Treasurer and Secretary

cc:         Justin W. Chairman, Esquire, Morgan, Lewis & Bockius LLP